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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                           ------------------------

                             SYBRON CHEMICALS INC.
                      (Name of Subject Company (Issuer))

                       PROJECT TOLEDO ACQUISITION CORP.
                               BAYER CORPORATION
                           BAYER AKTIENGESELLSCHAFT
                     (Names of Filing Persons (Offerors))

             Common Stock, Par Value $.01 Per Share
            (including the associated Series A Junior Participating
                       Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   87090310
                   (CUSIP Numbers of Classes of Securities)

                           -------------------------
                           Bruce A. Mackintosh, Esq.
                               Bayer Corporation
                                100 Bayer Road
                           Pittsburgh, PA 15205-9741
                                (412) 777-2000
         (Name, Address and Telephone Number of Persons Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:
                          Daniel P. Cunningham, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                AUGUST 30, 2000
                           ------------------------

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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement oa tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender-offer subject to Rule 13e-4.

[ ]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 12.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]